SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No.   )

         NEOMETRIX TECHNOLOGY GROUP, INC., f/k/a INSIDERSTREET COM INC.
                               (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                        (Title of Class of Securities)

                                  45769E-10-5
                                (CUSIP Number)

                                 APRIL 1, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45769E-10-5

-----------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


      5580 Holdings, Inc., f/k/a Zeosoft Corporation EIN:59-3688007
-----------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [ ]

-----------------------------------------------------------------------------
      SEC USE ONLY
 3.


-----------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.

      OO
-----------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
 5.


-----------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.

      Florida
----------------------------------------------------------

_____________________________________________________________________________

                          SOLE VOTING POWER
                     7.
     NUMBER OF
                         2,657,948 shares, representing 24.6%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             2,922,052 shares, representing 27.1%
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          5,580,000 shares, representing 51.7%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          not applicable
-----------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      5,580,000 shares, representing 51.7%

-----------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                    [X]

-----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.

         51.7%
-----------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      CO
-----------------------------------------------------------------------------

CUSIP No. 45769E-10-5

-----------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


      Frank Musolino
-----------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [X]

-----------------------------------------------------------------------------
      SEC USE ONLY
 3.


-----------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.

      OO
-----------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
 5.


-----------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.

      United States
-----------------------------------------------------------------------------

_____________________________________________________________________________

                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          420,000 shares, representing 3.9%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             1,859,440 shares, representing 17.2%
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          420,000 shares, representing 3.9%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          1,859,440 shares, representing 17.2%
-----------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      2,279,440 shares, representing 21.1%

-----------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                    [X]

-----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.

         21.1%
-----------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IN
-----------------------------------------------------------------------------

CUSIP No. 45769E-10-5

-----------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


      Patricia I. Musolino
-----------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [X]

-----------------------------------------------------------------------------
      SEC USE ONLY
 3.


-----------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.

      OO
-----------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
 5.


-----------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.

      United States
-----------------------------------------------------------------------------

_____________________________________________________________________________

                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          not applicable
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             1,859,440 shares, representing 17.2%
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          not applicable
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          1,859,440 shares, representing 17.2%
-----------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      1,859,440 shares, representing 17.2%

-----------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                    [X]

-----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.

         17.2%
-----------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IN
-----------------------------------------------------------------------------

CUSIP No. 45769E-10-5

-----------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


      Frank Musolino, Jr.
-----------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [X]

-----------------------------------------------------------------------------
      SEC USE ONLY
 3.


-----------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.

      OO
-----------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
 5.


-----------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.

      United States
-----------------------------------------------------------------------------

_____________________________________________________________________________

                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          not applicable
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             not applicable
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          not applicable
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          not applicable
-----------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      not applicable

-----------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                    [X]

-----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.

         0.0%
-----------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IN
-----------------------------------------------------------------------------

CUSIP No. 45769E-10-5

-----------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


      Ashley Marie Musolino
-----------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [X]

-----------------------------------------------------------------------------
      SEC USE ONLY
 3.


-----------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.

      OO
-----------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
 5.


-----------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.

      United States
-----------------------------------------------------------------------------

_____________________________________________________________________________

                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          not applicable
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             not applicable
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          not applicable
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          not applicable
-----------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      not applicable

-----------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                    [X]

-----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.

         0.0%
-----------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IN
-----------------------------------------------------------------------------

CUSIP No. 45769E-10-5

-----------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      The Frank Musolino, Jr. Irevocable Trust, u/t/d 10/6/97
      EIN: 59-7109952
-----------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [X]

-----------------------------------------------------------------------------
      SEC USE ONLY
 3.


-----------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.

      OO
-----------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
 5.


-----------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.

      United States
-----------------------------------------------------------------------------

_____________________________________________________________________________

                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          not applicable
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             not applicable
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          not applicable
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          not applicable
-----------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      not applicable

-----------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                    [X]

-----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.

         0.0%
-----------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      OO
-----------------------------------------------------------------------------

CUSIP No. 45769E-10-5

-----------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      The Ashley Marie Musolino Irevocable Trust, u/t/d 10/6/97
      EIN: 59-7109953
-----------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [X]

-----------------------------------------------------------------------------
      SEC USE ONLY
 3.


-----------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.

      OO
-----------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
 5.


-----------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.

      United States
-----------------------------------------------------------------------------

_____________________________________________________________________________

                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          not applicable
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             not applicable
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          not applicable
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          not applicable
-----------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      not applicable

-----------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                    [X]

-----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.

         0.0%
-----------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      OO
-----------------------------------------------------------------------------

Item 1      SECURITY AND ISSUER:

            This Schedule 13D relates to shares of common stock. $.001 par value per share, of Neometrix Technology Group, Inc., a Delaware corporation, f/k/a InsiderStreet.com, Inc. The issuer's principal executive offices are located at 8910 Highway 108, Suite C, Columbia, MD 21045.

Item 2.  IDENTITY AND BACKGROUND

         (a) Name: 5580 Holdings, Inc., a Florida corporation, f/k/a Zeosoft Corporation
         (b)      Address: 5487 Jet Port Industrial Boulevard, Tampa
                  Florida 33634
         (c) Principal Business: Formerly software development; now a holding company in the process of liquidation.
         (d)      Convictions:  None
         (e)      Civil Proceedings:  None

         (a)      Name: Frank Musolino.
         (b) Business Address: 5487 Jet Port Industrial Boulevard, Tampa Florida 33634
         (c)      Principal Occupation: Self-employed investor.
         (d)      Convictions:  None
         (e)      Civil Proceedings:  None
         (f)      Citizenship:  United States

         (a)      Name: Patricia I. Musolino.
         (b)      Address: 16306 Millan de Avila, Tampa, Florida 33613
         (c)      Principal Occupation: Unemployed.
         (d)      Convictions:  None
         (e)      Civil Proceedings:  None
         (f)      Citizenship:  United States

         (a)      Name: Frank Musolino, Jr.
         (b)      Address: 1414 Gray Street, St. Petersburg, Florida 33707
         (c)      Principal Occupation: Student.
         (d)      Convictions:  None
         (e)      Civil Proceedings:  None
         (f)      Citizenship:  United States

         (a)      Name: Ashley Marie Musolino
         (b)      Address: 16306 Millan de Avila, Tampa, Florida 33613
         (c)      Principal Occupation: Student.
         (d)      Convictions:  None
         (e)      Civil Proceedings:  None
         (f)      Citizenship:  United States

         (a) Name: The Frank Musolino, Jr. Irrevocable Trust, u/t/d 10/6/97, a Florida trust
         (b)      Address: 5487 Jet Port Industrial Boulevard, Tampa
                  Florida 33634
         (c)      Principal Occupation: Estate Planning Trust.
         (d)      Convictions:  None
         (e)      Civil Proceedings:  None

         (a) Name: The Ashley Marie Musolino Irrevocable Trust, u/t/d 10/6/97, a Florida trust
         (b)      Address: 5487 Jet Port Industrial Boulevard, Tampa
                  Florida 33634
         (c)      Principal Occupation: Estate Planning Trust.
         (d)      Convictions:  None
         (e)      Civil Proceedings:  None

	The Board of Directors of 5580 Holdings, Inc., f/k/a Zeosoft Corporation, a Florida corporation ("5580") consists of Geoffrey
Todd Hodges and  Arnold Fischman. Mr. Hodges's business address is
5487 Jet Port Industrial Boulevard, Tampa, Florida 33634. His principal occupation is Vice-President of ICT Worldwide, Inc., a company controlled by Frank and Patricia I. Musolino. He is also trustee of The Frank Musolino, Jr. Irrevocable Trust and The Ashley Marie Musolino Irrevocable Trust, though he disclaims any ownership of the shares owned by the trusts. Mr. Fischman's business address is 220 South
Clifton Boulevard, Clifton, New Jersey 07011. His principal occupation is Vice-President of X-L Plastics, Inc. Neither Mr. Hodges nor Mr. Fischman would report any convictions or civil proceedings if they were reporting persons on this Schedule 13D. Both Mr. Hodges and Mr. Fischman are citizens of the United States. 5580's Executive Officer is Geoffrey Todd Hodges. Frank and Patricia I. Musolino, Arnold Fischman, The Frank Musolino, Jr. Irrevocable Trust, u/t/d 10/6/97, The Ashley Marie Musolino Irrevocable Trust, u/t/d 10/6/97, Frank Musolino, Jr.
and Ashley Marie Musolino may all be deemed "control persons" of 5580 for purposes of this Scedule 13D because each owns or may be deemed to beneficially own more than 20% of 5580's stock. Additionally, Geoffrey Todd Hodges may be deemed a "control person" of 5580 for purposes of this Scedule 13D because of his positions as trustee of the trusts for the Musolino children and as one of the two directors of 5580.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons acquired shares of the Issuer in connection with the acquisition by Neometrix Acquisition I, Inc., a Delaware corporation that is a subsidiary of the Issuer, of substantially all the assets of 5580. The Reporting Persons became shareholders of the Issuer on May 16, 2003. In the acquisition, 5580 exchanged substantially all its assets for 5,580,000 shares of the Issuer's common stock. As part of the acquisition, Frank Musolino and Patricia I. Musolino exchanged $898,000 in principal amount of 5580's Series A Convertible Secured Promissory Notes for 1,152,000 shares of the Issuer's common stock, and they exchanged $707,440 in principal amount of 5580's Series A Convertible Secured Promissory Notes for a like amount of Neometrix Acquisition I, Inc.'s Class A-1 and Class A-2 Secured Promissory Notes and 707,440 shares of the Issuer's common stock. Frank Musolino also received 420,000 shares of the Issuer's common stock as a finder's fee in the transaction. No cash was used in the transaction.

Item 4.  PURPOSE OF TRANSACTION

         The purpose of this transaction was to enable the Issuer's subsidiary to acquire the assets of 5580.

         In connection with the transaction, 5580 received 5,580,000 shares of the Issuer's common stock. The Board of Directors of 5580 has authorized 5580 to distribute 4,180,000 of those shares to its stockholders. Upon completion of that distribution, Frank and Patricia I. Musolino will receive 1,059,382 shares of the Issuer's common stock from 5580. Upon completion of that distribution, The Frank Musolino, Jr. Irrevocable Trust, u/t/d 10/6/97 will receive 994,476 shares of the Issuer's common stock from 5580. Upon completion of that distribution, The Ashley Marie Musolino Irrevocable Trust, u/t/d 10/6/97 will receive 994,476 shares of the Issuer's common stock from 5580. Frank Musolino, Jr. is the sole beneficiary of The Frank Musolino, Jr. Irrevocable Trust, u/t/d 10/6/97. Ashley Marie Musolino is the sole beneficiary of The Ashley Marie Musolino Irrevocable Trust, u/t/d 10/6/97. Frank Musolino, Jr. and Ashley Marie Musolino are the children of Frank and Patricia I. Musolino. Frank and Patricia I. Musolino disclaim any interest in any shares that will become owned by their children or by the trusts established for the benefit of their children. Frank Musolino, Jr. and Ashley Marie Musolino each disclaim any interest in any shares owned by or that will become owned by the other or the trust established for the other, or by their parents.

         Frank Musolino may distribute a portion or all of the 420,000 shares that he received as a finder's fee to other parties who assisted with the transaction, but he has not yet made a determination whether to do so, to whom such shares may be distributed, or how many shares he may distribute.

         The Board of Directors of 5580 expects to authorize the distribution of any of the remaining 1,400,000 shares to its stockholders within the next twelve months. A portion or all of those shares may be sold or otherwise used to pay 5580's ongoing expenses and costs of liquidation. Upon completion of that distribution, 5580 will dissolve.

         In connection with the transaction, Frank Musolino has the right to a seat on the Issuer's Board of Directors. Mr. Musolino has not exercised that right, and has not decided whether or when he may do so.

         In connection with the transaction, 5580 agreed to grant a proxy to the Issuer's Board of Directors to vote a portion of the shares issued to 5580. The proxy was granted in order to assure the Issuer that the shares issued in the transaction would not be voted as a block to change control of the Issuer. The shares issued in the transaction will be released from the proxy from time to time, when the Issuer issues stock to unrelated parties. Each time the Issuer issues additional shares of stock, a like number of shares will be released from the proxy. 2,922,052 shares of stock are presently subject to the proxy agreement.

         Except as set forth herein, the Reporting Persons have no plans or proposals which would result in any transaction described in (a) through (j) of Item 4.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) 5580 beneficially owns 5,580,000 shares of common stock of the Issuer or approximately 51.7% of the outstanding shares of Issuer's common stock. Frank and Patricia I. Musolino, as tenants by the entireties, own 1,859,440 shares of common stock of the Issuer or approximately 17.2% of the outstanding shares of Issuer's common stock. Frank Musolino owns 420,000 shares of common stock of the Issuer or approximately 3.9% of the outstanding shares of Issuer's common stock. No other person identified in Item 2 above owns any securities of the issuer.

         (b) 5580 has sole power to vote 2,657,948 of the shares set forth in 5(a) above, representing 24.6% of the outstanding shares of Issuer's common stock. The Issuer's Board of Directors has the sole power to vote 2,922,052 of the shares owned by 5580, representing 27.1% of Issuer's common stock. 5580 has the sole right to dispose of 5,580,000 shares of the Issuer's common stock, representing approximately 51.7% of the Issuer's common stock. Frank and Patricia I. Musolino, as tenants by the entireties, share the right to vote and dispose of 1,859,440 shares of common stock of the Issuer, or approximately 17.2% of the outstanding shares of Issuer's common stock. Frank Musolino has the sole right to vote and dispose of 420,000 shares of common stock of the Issuer or approximately 3.9% of the outstanding shares of Issuer's common stock.

         (c) There have been no transactions in the Issuer's common stock by any of the Reporting Persons, their beneficial owners, directors, or officers within the past 60 days, other than as set forth in Item 6.

         (d) No other person is known to the Reporting Persons to have any right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the sale of assets by 5580 to the Issuer's subsidiary, Arnold Fischman and Frank Musolino agreed to transfer 320,000 shares that they would otherwise receive for 5580's Series A Notes to Steven Murman and Geoffrey Todd Hodges. 5580 intends to distribute 4,180,000 shares of the Issuer's stock among its shareholders, as noted above. There are no other contracts, arrangements, understandings or relationships between the Reporting Persons and other persons with respect to the Issuer's securities.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1 - Asset Acquisition Agreement Among Zeosoft Corporation, Neometrix Technology Group, Inc., and Neometrix Acquisition I, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief the undersigned certifies that the information set forth in this statement is true and correct.


Dated: May 27, 2003


                                             5580 Holdings, Inc., f/k/a
                                             Zeosoft Corporation

                                             By: /s/ Geoffrey Todd Hodges
                                                 ------------------------------
                                             Name: Geoffrey Todd Hodges
                                             Title: Corporate Secretary


                                             /s/ Frank Musolino
                                             ----------------------------------
                                             Name:  Frank Musolino


                                             /s/ Patricia I. Musolino
                                             ----------------------------------
                                             Name:  Patricia I. Musolino


                                             /s/ Frank Musolino, Jr.
                                             ----------------------------------
                                             Name:  Frank Musolino, Jr.


                                             /s/ Ashley Marie Musolino
                                             ----------------------------------
                                             Name:  Ashley Marie Musolino
                                             (by Frank Musolino, her natural
                                             guardian)


                                             The Frank Musolino, Jr.
                                             Irrevocable Trust, u/t/d 10/6/97

                                             By: /s/ Geoffrey Todd Hodges
                                                 ------------------------------
                                             Name: Geoffrey Todd Hodges
                                             Title: Trustee


                                             The Ashley Marie Musolino
                                             Irrevocable Trust, u/t/d 10/6/97

                                             By: /s/ Geoffrey Todd Hodges
                                                 ------------------------------
                                             Name: Geoffrey Todd Hodges
                                             Title: Trustee

                                  EXHIBIT 1